MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM)

Exhibit 99.1

MEDIROM Group Reports Q1 2026 Results

TOKYO, May 28, 2026

Company: MEDIROM Healthcare Technologies Inc.

Headquarters: 2-3-1 Daiba, Minato-ku, Tokyo

This report presents an overview of our business performance and key performance indicators (KPIs) for the first quarter of 2026 (January–March 2026). It also highlights trends over the past five quarters (2025Q1–2026Q1) to provide investors with a broader perspective. Data includes salons with comparable financial and customer metrics.

1. Salon Operation Business

In 2026Q1, our salon business recorded an Average Revenue Per Customer of 7,822 JPY (+7.7% YoY), exceeding the Japanese industry average of 4,806 JPY by approximately 3,016 JPY.(*1) This performance reflects the strength of our service offering, supported by our training infrastructure and an educational curriculum refined over 25 years.

Over 120 diverse training courses
(Technical skills, Hospitality, Knowledge, Management)
Continuous training system even after therapist debut

Strategy Update: Hybrid Staffing Model

In addition, to support sustainable growth in our store operations and further enhance service quality, we have been strategically upgrading the working styles of our store staff (therapists) since 2025. In addition to traditional employment models centered on hourly wages and fixed salaries, we have been promoting the adoption and expansion of a professional contractor (independent contractor) model.

Key Performance Indicators (KPIs)

Metric	2025Q1	2025Q2	2025Q3	2025Q4	2026Q1	YoY Change
Number of Salons (*2)	308	304	299	292	287	-21 Salons
Total Customers (*3)	223k	234k	232k	208k	192k	-13.9%

MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM)

Metric	2025Q1	2025Q2	2025Q3	2025Q4	2026Q1	YoY Change
Revenue Per Customer (*4)	7,263	7,259	7,560	7,830	7,822	+7.7%
Repeat Ratio (*5)	77.1%	77.1%	76.8%	78.3%	78.0%	+0.9pt
Operating Ratio (*6)	45.3%	45.9%	46.1%	43.8%	44.0%	-1.3pt

*(1) Industry Average: Weighted average calculated based on data published by Recruit Co., Ltd., Hot Pepper Beauty Academy, “Beauty Census 2024 First Half (Relaxation Salon Edition) Report.”

*(2) Number of Salons: Total number of directly operated and franchise salons at the end of each quarter.

*(3) Total Customers: Number of customers visiting the salons.

*(4) Revenue Per Customer: Average revenue calculated by dividing total sales by the number of customers.

*(5) Repeat Ratio: Ratio of repeat customers to total customers.

*(6) Operating Ratio: Ratio of treatment time to total working hours of therapists (excluding break times).

The average number of stores included in the data aggregation for each quarter was 284 in 25Q1, 281 in 25Q2, 276 in 25Q3, 273 in 25Q4, and 268 in 26Q1.

As a result of advancing both the transition to contractor agreements and the hiring of independent contractors, the proportion of independent contractors among therapists reached 45.1% as of Q1 2026, an increase from 29.8% in the same period of the previous year (*7).

(*7) The number of therapists includes employees and independent contractors who worked as of the end of March 2025 and March 2026, respectively, at MEDIROM Wellness Co., Ltd. and SAWAN Co., Ltd.

Furthermore, to support sustainable growth in our salon business and enhance service quality, we have been implementing a strategic update to our staffing model since 2025. In addition to the conventional employment model based on hourly and fixed wages, we have been expanding the use of professional contractor (independent contractor) arrangements. As a result, independent contractors accounted for 53% of our total workforce as of the end of the first quarter.

This model introduces a performance-based compensation structure without fixed salary caps, allowing therapists to better align their earnings with their efforts. We believe this approach supports higher motivation and contributes to improved retention. Through this hybrid staffing structure, we aim to build a foundation that enables diverse talent to thrive over the long term while maintaining stable KPI performance.

Looking ahead, we plan to continue to optimize this hybrid staffing model to further enhance therapist earnings. At the same time, we aim to strengthen our high-value, high-margin business model and enhance our corporate value over the medium to long term.

2. World ID

World ID is a global digital identity protocol developed by Tools for Humanity, co-founded by Sam Altman and Alex Blania, to provide “Proof of Personhood” in the age of AI.

In February 2026, we commenced a strategic partnership with Tools for Humanity under a Master Service Agreement. As part of this initiative, we have continued to deploy Orb devices primarily at Re.Ra.Ku® locations, resulting in approximately 31,000 total verifications as of the end of 2026Q1.

MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM)

The decrease in authentication numbers during the first quarter was mainly due to the January–March period being a seasonal slow period, combined with a lower number of business operating days.

World ID Verification Trends

Metric	2025Q1	2025Q2	2025Q3	2025Q4	2026Q1
New Verifications (*8)	-	108	6,604	13,873	10,552

*(8) New Verifications: Number of first-time World ID verifications recorded in each quarter.

World ID-Business Structure

WORLD ID | BUSINESS SCHEME

world

Tools for Humanity (TFH)

Co-founded by Sam Altman and Alex Blania

Provider of World ID technology and Orbs

↓

Strategic Partnership

Orb Provision / Operational Fees

MEDIROM Group

MEDIROM Group

Nationwide Orb network construction and operation

↓

Re.Ra.Ku® Locations

Orb installation primarily at approximately 290 stores nationwide

Prime Locations / High-Traffic Locations Near Train Stations

External Network Locations

Mid-term: Planned expansion to approximately 3,000 locations

Operation outsourcing model with commercial facilities and partner organizations

↓

Users (World ID registration)

Revenue Model

Strengths of the Rollout

Implementation Structure

World ID Business Structure Tool for Humanity Strategic Partnership Orb provision

World ID-Business Structure

Tools for Humanity (TFH) × MEDIROM: Expanding Orb Deployment Through a Strategic Partnership Tools for Humanity (TFH) Revenue Model Co-founded by Sam Altman and Alex Blania

Fee-based operational scheme. A revenue structure that exceeds costs such as labor expenses has already been designed.
Provider of World ID technology and Orbs Strategic PartnershipOrb Provision / Operational Fees Strengths of the Rollout

Nationwide Orb network construction and operation

Immediate operation at approximately 290 stores + potential for mid-term expansion to 3,000 locations. One of the largest deployment scales in Japan.

Therapist Training, Facility Management, and Data Management / Establishment of a Special Task Force to Build a Promotion Framework Re.Ra.Ku® Locations External Network Locations

Implementation Structure Orb installation primarily at approximately 290 stores nationwide Mid-term: Planned expansion to approximately 3,000 locations Prime Locations / High-Traffic Locations Near Train Stations

A dedicated task force has been established to centralize communication with TFH and ensure operational quality control.

Users (World ID registration)

Re.Ra.Ku
Winter Invitation
Re.Ra.Ku
world
Orb認証
Worldcoi
Orb
脚、軽!
肩甲骨から軽やかに
肩もみ5分
0円

Re.Ra.Ku
world
world.org
あなたはどのタイプ？
店長
イチオシ
極上
セット
コース
ネックリンパ
ボディケア
50分
7,700円
70分
10,300円
90分
11,500円
肩甲骨から
軽やかに
増額中！
待ち 0分
ラク圧
fumippa 01
fumippa 02
fumippa 04
じんわり心地よい
ストレッチで心がほ
25th & 5th
ANNIVERSARY
Shoulder
肩もみ5分
通常料金 1,000円
0円
Free
無料
+ World アプリDL

World ID Promotion Event Highlights The "Free 5-Minute Shoulder Massage" at the storefront has become a popular attraction.

3. HealthTech Business (Lav®)

MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM)

Our HealthTech division offers “Lav®,” a fully remote Specified Health Guidance service delivered through web-based interviews and app-based chat functions.

Therapists from our Re.Ra.Ku® salons also serve as Lav® coaches, creating operational synergies across our businesses. This structure reduces the need for external recruitment and provides additional income opportunities for therapists, contributing to a high-margin business model.

As of 2026Q1, we serve 106 health insurance providers, with cumulative users reaching 13,226.

Specific Health Guidance Program

11432
48.5
22.7
48.9
23.2

Just snap a photo of your meals;
your steps and sleep
are automatically tracked
from your smartphone or fitness tracker.

Choose your favorite coach!

Get chat support from a coach!

A next-generation healthcare matching service

that connects health challenges with suitable health professionals.
Through the chat feature of our proprietary app, Lav, our dedicated coaches will help you improve your lifestyle habits.

It's easy to keep track of things with the app! Get chat support from a coach! Choose your favorite coach!
Just snap a photo of your meals;
your steps and sleep are automatically trackedfrom your smartphone or fitness tracker. One-on-one chat support from the coach of your choice. The coach and client work hand in hand to fundamentally improve lifestyle habits.

Specified Health Guidance is a support program designed to prevent lifestyle-related diseases associated with factors such as unbalanced diet, lack of sleep, insufficient exercise, smoking, and stress.

Based on the results of “Specified Health Checkups”—health examinations focused on metabolic syndrome for individuals aged 40 to 74—specialized staff, including public health nurses and registered dietitians, provide guidance to help high-risk individuals review and improve their lifestyle habits. Since April 2008, medical insurers, including National Health Insurance and employee health insurance providers, have been required to implement both “Specified Health Checkups” and “Specified Health Guidance.”

The Ministry of Health, Labour and Welfare has set national targets of at least 70% for health checkup participation and 45% for health guidance participation among eligible individuals. However, actual rates for fiscal year 2021 were 56.5% and 24.6%, respectively, indicating significant room for future market expansion.

The adoption of ICT in Specified Health Guidance has been increasing steadily, and in recent years—partly driven by the COVID-19 pandemic—the adoption rate has exceeded 50% (according to the Japan Health Guidance Association).

MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM)

Users can access the service free of charge. Program costs arecovered by the insurer (health insurance association). Consignment Program Guide Insurer (Insurance Association)

Insured Person(User) Usage fee Track your daily habits in the app Support for Improving Lifestyle Habits (Chat)

We have been operating in the Specified Health Guidance business within the ICT sector since fiscal year 2019. As of the end of March 2026, we have established partnerships with 106 insurers, and the cumulative number of users has surpassed 13,000, reaching a total of 13,226.

Number of Partner Insurers (companies)

Total Number of Users

Furthermore, we are expanding our business to meet the diversifying needs of health insurance associations by seeking to grow our new contracts for voluntary lifestyle improvement programs. These programs target younger individuals under the age of 40, extending beyond the standard age range for Specified Health Guidance (40 and older).

The coaches responsible for Lav® program guidance are primarily comprised of active therapists from our salon business (Re.Ra.Ku® Group). By establishing a system where existing group staff can participate as

MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM)

coaches, we reduce new recruitment costs for coaches and can further our efforts to achieve a profitability model. Consequently, therapists who serve as coaches receive higher compensation, which effectively boosts their overall income.

Since this coaching role is exclusively available to therapists currently working at Re.Ra.Ku®, the model encourages long-term retention, particularly among high-earning therapists. Our core Re.Ra.Ku® business and the Lav® business create close internal synergies, and this overall business model structure serves as one of our key competitive advantages.

Lav Coach (Certified Nutritionist) Staff working at Re.Ra.Ku locations also serve as Lav coaches. Make the most of spare moments
Service-based education Recruit candidates who align with our vision
Coach recruitment cost: “0 yen”

HealthTech KPI Trends

Metric	2025Q1	2025Q2	2025Q3	2025Q4	2026Q1	YoY Change
Insurers	98	101	101	102	106	+8.2%
Cumulative Users (*9)	9,701	10,651	11,234	12,398	13,226	+3,525

*(9) Cumulative Users: The cumulative number of eligible individuals who have started using Specified Health Guidance. The Year-on-Year (YoY) Change/Increase reflects the difference in the cumulative total compared to the 2025 Q1 level.

MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM)

HEALTHTECH | BUSINESS SCHEME

Ministry of Health, Labour and Welfare
Design and evaluation of the Specific Health Guidance system
Organization Registration Issuance of Institution Code
Insurance Providers
National Health Insurance / Employee Health Insurance, etc.
Outsourcing of Guidance Services
MEDIROM Group
MEDIROM Health Tech Business Division (Lav®)
Provision of Guidance Programs
Providing guidance programs
Insured Persons (Eligible Individuals)
Individuals at risk of lifestyle-related diseases (ages 40–74)
Selected based on health checkup results
Share Lifestyle Habits via the Lav App
Share lifestyle habits
Lifestyle Support
Instructors (Coaches)
Remote coaching utilizing ICT tools
Re.Ra.Ku
Insurers' and companies' own initiatives
"Measures for Young Adults (under 40)"
Store staff participate as coaches

HealthTech Business (Lav®) — Diagram of the Specific Health Guidance Scheme

HEALTH TECH | BUSINESS SCHEME Ministry of Health, Labour and Welfare

Organization Registration Issuance of Institution Code

Design and evaluation of the Specific Health Guidance system Outsourcing of Guidance Services

MEDIROM Health Tech Business Division (Lav®) Insurance Providers

National Health Insurance / Employee Health Insurance, etc. Provision of Guidance Programs

Providing guidance programs Share Lifestyle Habits via the Lav App

Share lifestyle habits Insured Persons (Eligible Individuals)

Instructors (Coaches) Individuals at risk of lifestyle-related diseases (ages 40–74)

Selected based on health checkup results Remote coaching utilizing ICT tools Lifestyle Support

Insurers’ and companies’ own initiatives

"Measures for Young Adults (under 40)"Store staff participate as coaches

■ Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “designate,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

・
・
MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives, including the full-scale adoption of World ID and

MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM)

deployment of Orb authentication terminals across 3,000 locations, and achieving its targeted number of verifications;

・
the MSA being early terminated by the World parties for convenience or any other reason;

・
Changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;

・
MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;

・
the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;

・
MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;

・
MEDIROM’s ability to raise additional capital on acceptable terms or at all;

・
MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;

・
changes in consumer preferences and MEDIROM’s competitive environment;

・
MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and

・
the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

◼About MEDIROM Group

MEDIROM Group operates approximately 287 wellness salons under the “Re.Ra.Ku®” brand nationwide. Since 2015, we have expanded into HealthTech, offering on-demand training apps like Lav® for specific health guidance and lifestyle improvement programs. In 2020, we started manufacturing the

MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM)

24/7 recharge-free smart tracker “MOTHER Bracelet®,” which is now used in REMONY, our remote monitoring system for various industries including caregiving, transportation, construction, and manufacturing.

About MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Website: https://medirom.co.jp/en

Contact: ir@medirom.co.jp